EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.) Financial Statements
January 31, 2021

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Financial Statements







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43828

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/20 (MM/DD/YY) AND ENDING 01/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EarlyBirdCapital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Huntington Quadrangle Suite 4C18
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle M. Pendergast 631-770-0667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

730 Third Ave 11th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

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OATH OR AFFIRMATION

I, Michelle Pendergast _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
EarlyBirdCapital, Inc. _____ , as

of January 31 _____ , 20 21 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

KATHERINE M. FLOUTON
Notary Public, State of New York
No. 01FL5068617
Qualified in Schenectady County
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1|8|2028


Signature

CFO
_____
Title


Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
EarlyBirdCapital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EarlyBirdCapital, Inc. (the "Company") as of January 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of January 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Marcum LLP

Marcum LLP

New York, NY
May 25, 2021



EarlyBirdCapital, Inc.
Consolidated Statement of Financial Condition
January 31, 2021

Assets

Cash and cash equivalents	$	51,673,451
Certificates of deposit		627,360
Restricted cash - clearing account		506,490
Clearing firm receivable		15,399,542
Other receivables		175,000
Investments		45,034,794
Property and equipment, net		56,200
Right of use asset		1,129,473
Security deposit		195,254
Other assets		110,580
Total assets	$	114,908,144

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	13,382,917
Commissions payable		3,562,690
Due to parent		17,389,366
Lease liability		1,332,029
Loan payable		416,666
Subordinated loans - related parties		2,900,000
Total liabilities		38,983,668

Stockholder's equity:

Common stock, no par value, 1,500 shares authorized		
500 shares issued and outstanding		18,849,691
Retained earnings		57,074,785
Total stockholder's equity		75,924,476
Total liabilities and stockholder's equity	$	114,908,144

See accompanying notes to financial statements

4

1. Organization

EarlyBirdCapital, Inc. (the "Company"), was organized on May 13, 1993 as a Delaware corporation and is a wholly owned subsidiary of EBC Holdings, Inc. (the "Parent") which, in turn is an 80.4% owned subsidiary of Firebrand Financial Group, Inc. ("FFGI"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities and Exchange Act of 1934. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corp ("SIPC").

The Company's primary activities include the origination, underwriting and distribution of equity securities for early stage, emerging growth companies to investors in public and private offerings, as well as the generation of commission income from the securities brokerage business.

All customer accounts are cleared through and carried with Wedbush Securities, Inc., on a fully disclosed basis.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principals generally accepted in the United States of America ("GAAP").

(b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. At January 31, 2021 the Company had $506,490 of cash equivalents.

The Company maintains a cash account required by the brokerage clearing company utilized by the Company. This amount is classified as restricted cash – clearing account, on the accompanying financial statements.

(d) Fees Receivable

The Company extends unsecured credit in the normal course of business to its clients. The allowance for doubtful accounts reflects management's best estimates of probable losses inherent in the accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experiences and other currently available evidence. At January 31, 2021 an allowance for doubtful accounts has not been provided for, since in the opinion of management, all accounts are collectable.

As of January 31, 2021, the receivable from the clearing firm was $15,399,542. Amounts are recorded net of any allowance for doubtful accounts.

(e) Investments

The Company may receive equity instruments, which include stock purchase warrants and common and preferred stock from companies as part of its compensation for investment-banking services. These instruments are stated at fair value in accordance with the guidance for "certain investments in debt and equity securities" and the guidance for "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, though the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short – term market movements.

Realized gains or losses are recognized in the statement of operations when securities are sold. Realized gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges. Interest and dividends on investments are included in investment income and are recognized when earned.

(f) Property and Equipment

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or a straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

(g) Certificates of Deposit

Certificates of deposit of $627,360 as of January 31, 2021 mature on various dates through September 2021.

(h) Security Deposit

The Company has a letter of credit for a lease commitment secured by cash collateral. As of January 31, 2021 the security deposit was $195,254.

(i) Fair Value of Financial Instruments

FASB Accounting Standards Codification ("ASC") Topic 820 defines fair value and establishes a framework for measuring fair value through a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value

FASB Accounting Standards Codification ("ASC") Topic 820 defines fair value and establishes a framework for measuring fair value through a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2 – Inputs to the valuation methodology include

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term

Level 3 – Inputs that are unobservable inputs for the asset or liability.

(j) Revenue from Contracts with Customers

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment banking income includes fees earned for financial advisory, underwriting and placement services. Financial advisory fees are earned throughout the term of the financial advisory agreement.

Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable. Underwriting revenues are generally recorded net of expenses including underwriting revenue allocated to other participating syndicate members. M&A fees are recognized upon the consummation of a business combination. Equities and options received are worthless until consummation of the business combination. Selling concessions from initial public offerings are included in syndicate commissions.

(j) Revenue from Contracts with Customers-continued

For its underwriting services and M&A fees, the Company believes that the revenue is fully constrained until the success of the initial public offering or consummation of the underlying business combination. At this time, the Company satisfies its performance obligations and recognizes the revenue.

The Company recognizes revenue for such stock purchase warrants when received based on an independent third party appraisal report , which utilized Black Scholes valuation model. On a monthly basis the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value in the stock purchase warrants. Realized gains or losses are recognized in the statement of operations when the related stock purchase warrant is exercised and sold.

Revenue from contracts with customers includes commission income and fees from investment banking and financial advisory. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

3. Investments

Investments, as shown in the accompanying statement of financial condition, consist primarily of marketable trading securities, restricted stocks, warrants and unit purchase options. Their cost and estimated fair market value at January 31, 2021 are as follows:

	Cost	Unrealized Gain	Value
Investments marketable	$ 9,315,343	$ 18,825,650	$ 28,140,993
Investments non-marketable	$ 4,919,756	$ 11,974,045	$ 16,893,801

4. Fair Value of Financial Instruments

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, cash equivalents and restricted cash, certificates of deposit, fees receivable, accounts payable, and commissions payable.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of January 31, 2021:

	Level 1	Level 2	Level 3	Fair Value January 31 2021
Investments	$16,893,801	$28,140,993		$45,034,794
Cash equivalents and certificates of deposit	$30,718,696	-0-	-0-	$30,718,696
Total	$47,612,497	$28,140,993	-0-	$75,753,490

There were no transfers between Level 1 and Level 2 during the year.

5. Concentrations and Credit Risk

The Company maintains its cash balances in large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties.

The Company performs certain credit evaluation procedures and generally does not require collateral. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its clients, and based upon factors surrounding the credit risk of its clients, establishes an allowance for uncollectible accounts and, therefore, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

6. Property and Equipment

Property and equipment consist of the following at January 31, 2021:

	Life		
Furniture	5 years	$	13,340
Equipment	5 years		77,801
Leasehold improvements	5 years		86,673
			177,814
Accumulated depreciation			(121,614)
Property and equipment, net		$	56,200

Depreciation expense for the year ended January 31, 2021 was $16,507.

8. Commitments and Contingencies

(a) In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments.

(b) Lease Commitments

The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. The Company has lease agreements which include lease, and non-lease components, which the Company has elected to account for as a single lease component for all classes of underlying assets. Lease expense for variable lease components are recognized when the obligation is probable.

Operating lease right of use ("ROU") assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease payments are recognized as lease expense on a straight-line basis over the lease term. The Company primarily leases buildings (real estate) which are classified as operating leases. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As an implicit interest rate is not readily determinable in the Company's leases, the incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments.

The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. Options for lease renewals have been excluded from the lease term (and lease liability) for the majority of the Company's leases as the reasonably certain threshold is not met.

8. Commitments and Contingencies (continued)

Lease payments included in the measurement of the lease liability are comprised of fixed payments, variable payments that depend on index or rate, and amounts probable to be payable under the exercise of the Company option to purchase the underlying asset if reasonably certain.

The Company leases office space in two locations in New York, which expire in May 2020 and December 2024. Rent expense totaled $433,946 for the year ended January 31, 2020.

Year ended January 31,		
2022	$	390,507
2023	$	390,507
2024	$	390,507
2025	$	357,962
	$	1,529,483

The weighted-average remaining lease term of operating leases is 4 years. The weighted-average discount rate used to impute interest is 9%.

(c) Loan Payable

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $416,666 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company applied to the Lender for forgiveness of the PPP Loan on April 28, 2021, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven in 2021 based on current information available.

9. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company. At January 31, 2021, there were no amounts to be indemnified to the clearing brokers. Financial instruments that subject the Company to concentrations of credit risk consist primarily of receivables. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

10. Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

11. Related Party Transactions

In connection with its initial public offering deals, the Company accepted temporary subordinated loans from certain officers for gross proceeds of $30,000,000. At January 31, 2021, the Company has fully repaid the subordinated loans. The loans were disclosed to and approved by FINRA. Interest expense incurred and paid related to these loans was $300,000 for the year ended January 31, 2021.

In connection with its initial public offering deals, the Company accepted permanent subordinated loans from certain officers for gross proceeds of $2,900,000. At January 31, 2021, the amounts were still outstanding. The loans accrue interest of 9% per annum. The loans were disclosed to and approved by FINRA. Interest expense incurred and paid related to these loans was $264,625 for the year ended January 31, 2021.

As of January 31, 2021, the Company had a due to parent balance of $17,389,366. This amount is owed to FFGI for incomes taxes owed attributable to the Company.

12. Subsequent Events

In April 2021, the Company entered into a new lease agreement for office space which expires in December 2024.

In February 2021 a temporary subordinated loan agreement in the amount of $36,000,000 was entered into with certain officers. These loans were subsequently paid back in March, 2021. The loans and the repayments were disclosed and approved by FINRA. Interest expense incurred and paid related to these loans was $360,000.

The Company has evaluated all other subsequent events from the balance sheet date through May 25, 2021, the date the financial statements were available to be issued. There have been no material subsequent events which require recognition or disclosure.